UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025

Commission File Number:  001-34153

GLOBAL SHIP LEASE, INC.
(Translation of registrant's name into English)

c/o GSL Enterprises Ltd.
9 Irodou Attikou Street
Kifisia, Athens
Greece, 14561
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Quarterly Dividend on Class A Common Shares

Attached to this Report on Form 6-K (this “Report”) as Exhibit 99.1 is a copy of the press release of Global Ship Lease, Inc. (the “Company”), dated February 12, 2025, announcing that the Company’s Board of Directors has declared a quarterly dividend on the Company’s Class A common shares for the fourth quarter of 2024.

2024 Fourth Quarter and Year End Earnings Results

Attached to this Report as Exhibit 99.2 is a copy of the press release of the Company, dated March 5, 2025, reporting the Company’s financial results for the three months and year ended December 31, 2024.

Quarterly Dividend on Series B Preferred Shares

Attached to this Report as Exhibit 99.3 is a copy of the press release of the Company, dated March 6, 2025, announcing that the Company’s Board of Directors has declared a quarterly dividend on its 8.75% Series B Cumulative Redeemable Perpetual Preferred Shares.

The information contained in this Report, except for the commentary of George Youroukos and Thomas Lister contained in Exhibit 99.2, is hereby incorporated by reference into the Company's registration statements on Form F-3 (File Nos. 333-231509, 333-258800 and 333-267468) and Form S-8 (File Nos. 333-258992 and 333-264113).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLOBAL SHIP LEASE, INC.
(Registrant)

Dated: March 7, 2025	By:	/s/ Thomas Lister
Thomas Lister
Chief Executive Officer